Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

SCRIPT TO BE SENT TO CLIENTS OF FIRST HEALTH
October 22, 2004

We recognize that you have questions and we want to communicate with you as frequently as we can. Unfortunately, you will have more questions than we will have answers. Integration planning is just getting underway, and the merger remains subject to a number of regulatory approvals. Until those approvals are received and our stockholders approve the merger, certain integration decisions simply cannot be made. However, we can tell you with our assurances that both First Health and Coventry are committed to providing value and high quality services. Any changes will be made thoughtfully and with regard for long-term value and performance for you.

Attached for your information you will find the press releases from First Health and Coventry. Additionally, you have asked some questions about the First Health name and your account management team. What I can tell you is that Coventry does not intend to change the First Health name. Also, nothing is more important than our employees and our customers. Our colleagues are essential to our ability to continue with responsive, quality service. Both First Health and Coventry respect the relationship between account management and the client and understand the value of continuity. Coventry understands the need to maintain relationships for continuity purposes and will work hard to preserve those relationships.

Finally, you have had questions on the First Health service model. Coventry shares the same commitment to customer service as First Health, and clearly understands that our success has been built on a reputation for excellent service. Coventry has indicated that they intend to maintain the First Health customer and consumer centric focus.

We are excited about what we can accomplish in managing medical costs for our clients, given the experience and expertise of the combined company. You can learn more about Coventry by visiting their website at www.cvty.com.

Additional Information about this Information:

This communication is not a solicitation of a proxy from any security holder of First Health. First Health and Coventry intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about First Health, Coventry, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations. All documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations.

First Health, Coventry their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.